Exhibit 12.1

Schedule of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(Amounts in thousands)	2006	2005	2004	2003	2002
Earnings (loss) before income taxes:	$(33,434)	(18,805)	7,495	6,512	902

Add: Fixed charges

Interest included in operating leases	$292	190	189	110	111

Interest included in capital leases	$16	—	—	—	—

Total fixed charges	$308	190	189	110	111

Earnings (loss) as adjusted	$(33,126)	(18,615)	7,684	6,622	1,013

Fixed charges	$308	190	189	110	111

Preferred stock dividends	$1,928	1,727	1,600	1,600	1,629

Total combined fixed charges and preferred stock dividends	$2,236	1,917	1,789	1,710	1,740

Excess/(Deficiency) of earnings to cover fixed charges	$(33,434)	(18,805)	7,495	6,512	902

Excess/(Deficiency) of earnings to cover fixed charges and preferred stock dividends	$(35,362)	(20,532)	5,895	4,912	(727)

Ratio of earnings to fixed charges	$—	—	.77	.74	—